December 5, 2007

Mail Stop 6010

By U.S. Mail and facsimile to (408) 544-8000

Katherine E. Schuelke
Vice President, General Counsel and Secretary
Altera Corporation
101 Innovation Drive
San Jose, California 95134

> **Re:** **Altera Corporation**
> **Definitive 14A**
> **Filed March 28, 2007**
> **File No. 000-16617**

Dear Ms. Schuelke:

We have reviewed your response letter dated October 19, 2007 and have the following comments. Please respond to our comments by December 19, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Cash Compensation, page 16

1. We note footnote 1 to your response to prior comment 1 indicating you benchmark your chief operating officer's compensation to additional companies. Please disclose these benchmarked companies in future filings.

2. We note your response to prior comment 4. Please provide a more detailed discussion of why you believe disclosure of individual goals and measures is not required. Discuss each goal identified in your response, including without limitation, company sales and revenue goals, and how a competitor would be able to use disclosure of such goals, directly or indirectly, to cause you competitive harm. For example, discuss specifically how your competitors could use your sales and revenue goals as well as your market share goals, marketing plans and

Katherine E. Schuelke
Altera Corporation
December 5, 2007
Page 2

> product development plans to undercut Altera and pursue similar markets, opportunities or products that you are considering pursuing or developing. Also discuss specifically how disclosure of organizational or personnel goals would cause you competitive harm. Consider including in such detailed discussion illustrative examples to the extent they would better explain your argument. Also address why disclosure of targets for a past fiscal year, such as revenue or sales goals, would result in future competitive harm.

3.	In addition, while we will consider your response to the preceding comment for why disclosure of *specific individual* goals is not required to be disclosed, we also note that your disclosure provides no discussion of the *categories* of individual goals mentioned in your response to prior comment 4, such as marketing strategies and campaigns and product development plans. Rather, your disclosure only references "individual and group goals," "annual financial and strategic goals" or "individual goals appropriate for the function headed by [an] employee." In future filings, please disclose the categories of individual goals applicable to each named executive officer. To the extent such categories for a particular named executive officer are weighted or prioritized in a specific manner in order to calculate the "Performance Against Individual Goals" identified on page 17 of your proxy statement, so state, or disclose whether the evaluation of such categories is subjective in nature, as may be the case based upon your response to prior comment 5.

Long-term Equity Compensation, page 18

4.	We note your response to prior comment 8. Please confirm you will disclose in future filings the information included in the first paragraph of your response. Also confirm you will provide in future filings the disclosure requested in the last sentence of prior comment 8.

Outstanding Equity Awards, page 25

5.	We reissue our prior comment 13. In future filings, please disclose by footnote the vesting dates of the options and stock awards held at fiscal year end.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

Perry J. Hindin
Special Counsel